UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Genzyme Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

372917104

(CUSIP Number)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

sanofi-aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.

Jaclyn L. Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 372917104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANOFI-AVENTIS I.R.S. Identification No. 133529324
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 253,558,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 253,558,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,558,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 372917104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GC MERGER CORP. I.R.S. Identification No. 27-34099077
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 253,558,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 253,558,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,558,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”). Genzyme’s principal executive offices are located at 500 Kendall Street, Cambridge, Massachusetts 02142. The telephone number for Genzyme is (617) 252-7500.

Item 2.	Identity and Background

This Statement is filed by GC Merger Corp. (the “Purchaser”) and sanofi-aventis (“Parent”) (collectively, the “Reporting Persons”).

Parent is a société anonyme incorporated under the laws of the French Republic (“France”). Parent’s registered office is located at 174, avenue de France, 75013 Paris, France and its telephone number at that address is + 33 1 53 77 40 00. Parent’s U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, New Jersey 08807. The telephone number of Parent’s U.S. subsidiary’s office is (908) 981-5000. Parent is a diversified global healthcare leader focused on patient needs.

Purchaser is a Massachusetts corporation and a wholly-owned subsidiary of Parent, incorporated on July 29, 2010. Purchaser was organized by Parent to acquire Genzyme and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of Purchaser are wholly-owned by Parent. Purchaser’s principal executive offices are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is (908) 981-5000.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent and Purchaser, are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Parent, Purchaser and Genzyme entered into an Agreement and Plan of Merger, dated as of February 16, 2011 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Purchaser amended and restated its then-pending offer to purchase all of the outstanding Shares of Genzyme, announced on October 4, 2010, to reflect the terms of the Merger Agreement, and to increase the purchase price offered in the offer (as amended, the “Exchange Offer”) to (i) $74.00 in cash, less any applicable withholding for taxes and without interest (the “Cash Consideration”), and (ii) one contingent value right (each, a “CVR,” and, together with the Cash Consideration, the “Merger Consideration”). On March 7, 2011, Parent filed a Registration Statement on Form F-4 to register the CVRs and to announce the terms of the Exchange Offer (as amended, the “Prospectus/Offer to Exchange”).

The Exchange Offer expired at 11:59 p.m., New York City time, on April 1, 2011. Purchaser has accepted for exchange all Shares that were validly tendered and not properly withdrawn, and exchange for such Shares has been made, in accordance with the terms of the Exchange Offer. Computershare Trust Company, N.A., the exchange agent for the Exchange Offer (the “Exchange Agent”), advised Parent and Purchaser that 224,528,469

Page 4 of 11 Pages

Shares (including 43,285,259 Shares subject to guarantees of delivery) were validly tendered and not properly withdrawn pursuant to the Exchange Offer prior to expiration, representing approximately 84.6% of all the outstanding Shares as of the expiration date of the Exchange Offer. Following the acceptance of the Shares validly tendered and not properly withdrawn in the Offer to Exchange (excluding the shares subject to guarantees of delivery) Parent and Purchaser owned approximately 62% of the total Shares on fully-diluted basis. As a result of such acceptance of Shares in the Offer to Exchange, a change in control of Genzyme occurred.

Purchaser commenced a subsequent offering period on April 4, 2011 for all remaining untendered Shares that expired at 6:00 p.m., New York City time, on Thursday, April 7, 2011, in accordance with the applicable rules and regulations of the SEC and the Merger Agreement. Following the close of the subsequent offering period, the Exchange Agent advised Parent and Purchaser that 56,069,616 Shares were validly tendered in the subsequent offering period (including deliveries of Shares tendered pursuant to delivery guarantees prior to expiration of the Exchange Offer), representing 21.1% of the issued and outstanding Shares. After expiration of the subsequent offering period, Parent and Purchaser owned a total of 237,312,826 Shares, representing 89.4% of the issued and outstanding Shares.

Parent advanced funds to enable Purchaser to consummate the Exchange Offer. The aggregate Cash Consideration paid by Purchaser in the Exchange Offer was approximately $17.6 billion. Amounts paid for the Shares were funded by a Facilities Agreement (the “Facilities Agreement”) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas as mandated lead arrangers (the “Initial Mandated Lead Arrangers”) and BNP Paribas, J.P. Morgan Europe Limited and Société Générale (the “Initial Lenders”), subsequently syndicated among a group of credit institutions (together with the Initial Lenders, the “Lenders”), for unsecured term loan facilities of up to US $15,000,000,000 (together, the “Acquisition Facility”), and available cash at Parent at the time of the payment for the Shares, including cash generated from an offer of notes (the “Bond Offering”) and the issuance of commercial paper in the U.S. under an existing program.

In the Merger Agreement, Genzyme granted an irrevocable option (the “Top-Up Option”) to Purchaser to purchase newly-issued shares directly from Genzyme. On April 8, 2011, Purchaser exercised the option (the “Top-Up Option”) granted to Purchaser to purchase newly issued Shares directly from Genzyme in accordance with the Merger Agreement. Purchaser purchased 16,245,894 newly issued Shares (the “Top-Up Shares”) at a price of $76.33 per Share and paid the purchase price (i) by issuing a promissory note to Genzyme in the amount of $1,239,886,631 and (ii) by paying $162,459 in cash to Genzyme. Subsequent to the exercise of the Top-Up Option, Parent and Purchaser had an aggregate ownership of over 90% of the outstanding Shares.

Parent completed its acquisition of Genzyme by effecting a short-form merger pursuant to Section 11.05 of the Massachusetts Business Corporation Act (the “MBCA”) between Purchaser and Genzyme and, as a result, Genzyme became a direct, wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Exchange Offer (other than Shares owned by Parent, Genzyme or their respective subsidiaries) were cancelled and converted into the right to receive the same Merger Consideration that was paid in the Offer to Exchange.

The Reporting Persons estimate that an aggregate of approximately $2.1 billion will be necessary to purchase Shares in connection with the Merger, which will be funded through the Acquisition Facility and available cash at Parent at the time of the payment for the Shares, including cash generated from the Bond Offering or the issuance of commercial paper in the U.S. under an existing program.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Statement was for Parent to acquire control of, and ultimately the entire equity interest in, Genzyme. The Exchange Offer was the first step in the acquisition of Genzyme and was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Exchange Offer.

On March 7, 2011, the Purchaser amended and restated its previously-announced offer to purchase all of the outstanding shares of Genzyme, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange and in the related Letter of Transmittal. The Exchange Offer expired at 11:59 p.m., New York City

Page 5 of 11 Pages

time, on April 1, 2011. All Shares that were validly tendered and not validly withdrawn were accepted for exchange by the Purchaser. Purchaser commenced a subsequent offering period on April 4, 2011 for all remaining untendered Shares that expired at 6:00 p.m., New York City time, on Thursday, April 7, 2011, in accordance with the applicable rules and regulations of the SEC and the Merger Agreement. On April 8, 2011, Purchaser exercised the Top-Up Option to purchase newly-issued Parent acquired the Top-Up Shares at a price of 76.33 per Share (the closing price of the Shares on Nasdaq on April 7, 2011). The Top-Up Shares, when combined with the Shares purchased in the Exchange Offer, gave the Purchaser aggregate ownership of more than 90% of the outstanding Shares as of April 8, 2011.

Section 11.05 of the of the MBCA provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of outstanding stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or into another such subsidiary, or merge itself into the subsidiary, without the approval of the board of directors or shareholders of the subsidiary.

The Merger Agreement provided that, subject to the satisfaction or waiver of certain conditions, following consummation of the Exchange Offer Purchaser would be merged with and into Genzyme, with Genzyme surviving such merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Parent caused the Merger to occur in accordance with the MBCA on April 8, 2011. In the Merger, the directors of Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) became the initial directors of the Surviving Corporation, and the officers of Genzyme immediately prior to the Effective Time became the initial officers of the Surviving Corporation. At the Effective Time, the Articles of Organization of Genzyme became the Articles of Organization of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable law. At the Effective Time, and without any further action on the part of Genzyme and Purchaser, the bylaws of Genzyme became the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the Articles of Organization of the Surviving Corporation and as provided by applicable law.

In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Genzyme or their respective subsidiaries) were cancelled and converted into the right to receive the same $74 and one CVR per Share paid in the Exchange Offer, in cash, without interest thereon and subject to any required withholding taxes.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Statement, it is expected that the business and operations of Genzyme will, except as set forth in the Prospectus/Offer to Exchange, be continued substantially as they were conducted prior to the Merger, but Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize exploitation of Genzyme’s potential in conjunction with Parent’s businesses in light of Parent’s review or in light of future developments. Such changes could include, among other things, changes in Genzyme’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to Genzyme’s articles of organization and bylaws.

All information contained in the sections of the Prospectus/Offer to Exchange entitled “The Merger”, “The Exchange Offer; Plans for Genzyme” and “The Exchange Offer; Effect of the Exchange Offer on the Market for Shares; Nasdaq Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of April 8, 2011, Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person could have been deemed to

Page 6 of 11 Pages

beneficially own and have shared voting and dispositive power with respect to 253,558,720 Shares, representing approximately 90% of the issued and outstanding Shares.

(c) On April 4, 2011, Purchaser announced that it had accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Exchange Offer. On April 4, 2011, Purchaser commenced a subsequent offering period, which expired at 6:00 p.m. on April 7, 2011. In the Exchange Offer and the subsequent offering period, an aggregate of 237,312,826 Shares were purchased by the Purchaser in accordance with the terms of the Exchange Offer at a price per Share of $74 and one CVR. On April 8, 2011, Purchaser exercised the Top-Up Option to purchase the Top-Up Shares (comprising 16,245,894 newly issued Shares) directly from Genzyme in accordance with the Merger Agreement. Purchaser acquired these Shares at a price of $76.33 per Share, the closing price of a Share on Nasdaq on the last trading day prior to the exercise of the Top-Up Option.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Prospectus/Offer to Exchange entitled “Background and Reasons for the Merger” and “The Exchange Offer; Certain Relationships with Genzyme and Interests of Parent and Purchaser in the Exchange Offer” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Title

1.	Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme Corp., incorporated herein by reference to Exhibit (d)(1) to Amendment 15 to Schedule TO, filed by sanofi-aventis and GC Merger Corp. on February 16, 2011.

2.	Prospectus/Offer to Exchange, incorporated by reference to sanofi-aventis’ Rule 424 Registration Statement (file no. 333-172638) filed by sanofi-aventis on March 30, 2011.

3.	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (file no. 333-172638) filed by sanofi-aventis and GC Merger Corp. on March 7, 2011.

4.	Facilities Agreement, dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein, incorporated by reference to Exhibit (b)(A) to the Schedule TO filed by GC Merger Corp. and sanofi-aventis on October 4, 2010.

5.	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent, incorporated by reference to Exhibit (b)(B) to Amendment No. 15 to Schedule TO filed by sanofi-aventis and GC Merger Corp. on February 16, 2010.

6.	Joint Filing Agreement, dated April 13, 2011, by and among sanofi-aventis and GC Merger Corp.*

*	Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

SANOFI-AVENTIS

By:	/s/ Alexandre Lemoalle

Name:	Alexandre Lemoalle

Title:	Authorized Signatory

Date:	April 13, 2011

GC Merger Corp.

By:	/s/ Karen Linehan

Name:	Karen Linehan

Title:	Authorized Signatory

Date:	April 13, 2011

Page 8 of 11 Pages

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI-AVENTIS

The name, business address and present principal occupation or employment of each of the directors and executive officers of sanofi-aventis are set forth below. The business address of each director and executive officer is c/o sanofi-aventis, 174, avenue de France, 75013 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

Serge Weinberg	Chairman of the Board of Directors

Christopher Viehbacher German and Canadian citizen	Chief Executive Officer

Uwe Bicker German citizen	Independent Director

Robert Castaigne	Director

Thierry Desmarest	Director

Lord Douro British citizen	Independent Director

Jean-René Fourtou	Independent Director

Claudie Haigneré	Independent Director

Igor Landau	Director

Christian Mulliez	Director

Lindsay Owen-Jones British citizen	Director

Carole Piwnica Belgian citizen	Independent Director

Klaus Pohle German citizen	Independent Director

Gérard Van Kemmel	Independent Director

Page 9 of 11 Pages

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Christopher Viehbacher German and Canadian citizen	Chief Executive Officer

Hanspeter Spek German citizen	President Global Operations

Jérôme Contamine	Executive Vice President, Chief Financial Officer

Oliver Charmeil	Senior Vice President Vaccines

Karen Linehan U.S. and Irish citizen	Senior Vice President Legal Affairs and General Counsel

Philippe Luscan	Senior Vice President Industrial Affairs

Roberto Pucci Italian and Swiss citizen	Senior Vice President Human Resources

Elias Zerhouni U.S. citizen	President, Global Research & Development, Medicines and Vaccines

Page 10 of 11 Pages

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

GC MERGER CORP.

The name, business address and present principal occupation or employment of each of the directors and executive officers of GC Merger Corp. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is c/o sanofi-aventis U.S., 55 Corporate Drive, Bridgewater, New Jersey 08807. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

DIRECTORS

Name	Present Principal Occupation or Employment and Business Address

Gregory Irace	Director, Chief Executive Officer and President

Paul Chew	Director

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Business Address

Gregory Irace	Chief Executive Officer and President

Philippe Grillet French citizen	Chief Financial Officer

Richard Thomson	Treasurer

John Spinnato	VP, General Counsel and Secretary

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